FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  April, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT Telecom Group plc (the 'Company')

Sanction of Scheme of Arrangement by the High Court

The Company announces that the High Court today (4 April 2006) approved the cancellation of Warrants and issue of new Ordinary Shares comprised within the proposed scheme of arrangement under section 425 of the Companies Act 1985 (the 'Scheme'). The Scheme was unanimously approved by the Company's Warrantholders on 27 March 2006. Accordingly, the Scheme will become effective upon an office copy of the Order of the Court sanctioning the Scheme being delivered to the Registrar of Companies for England and Wales for registration which is expected to take place later today.

Applications will be made to the UK Listing Authority for the Ordinary Shares issued on cancellation of the Warrants to be admitted to the Official List and to the London Stock Exchange for the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings in the Ordinary Shares issued on the cancellation of the Warrants will commence at 8.00 a.m. on 10 April 2006.

Capitalised terms used in this announcement shall have the same meanings as set out in the Scheme document dated 10 March 2006.

For further information please call Gill Maclean at COLT on 020 7863 5314.





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 04 April, 2006                          COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary